Filed Pursuant to Rule 424(b)(3)

Registration No. 333-151813

PROSPECTUS

SENDTEC, INC.

14,578,417 Shares of Common Stock

The 14,578,417 shares of our common stock offered by this prospectus include shares of common stock issued or issuable upon the conversion of debentures (including shares issued or issuable upon the conversion of Series B preferred stock that are exchanged for such debentures). The common stock has been and will be issued to accredited investors in transactions that are exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act “), and Regulation D promulgated under the Securities Act.

The registration of shares covered by this prospectus does not necessarily mean that any of the shares will be offered or sold by the selling stockholders. The timing and amount of sale are within the sole discretion of the selling stockholders. These shares may be sold by the selling stockholders from time to time, through negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices.

The distribution of the shares by the selling stockholders is not subject to any underwriting agreement. We will not receive any proceeds from the sale of common stock under this prospectus. We will pay all expenses of registration incurred in connection with this offering, but the selling stockholders will pay all of their selling and related expenses.

Our common stock is quoted on the regulated quotation service of the OTC Bulletin Board under the symbol “SNDN.OB.” On August 12, 2008, the last reported sale price for our common stock as reported by the OTC Bulletin Board was $0.02 per share.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

In considering the acquisition of the common stock described in this prospectus, you should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell, or a solicitation of an offer to buy, shares of common stock in any jurisdiction where offers and sales would be unlawful. The information contained in this prospectus is complete and accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares of common stock.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE “RISK FACTORS” BEGINNING ON PAGE 7 AND THE RISK FACTORS THAT ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS FROM OUR ANNUAL REPORT ON FORM 10-KSB, AS AMENDED, FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007 FOR A DISCUSSION OF THESE RISKS.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is September 2, 2008.

About this Prospectus

We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-3, of which this prospectus is a part, under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the offered shares. This prospectus does not contain all of the information set forth in the registration statement, portions of which we have omitted as permitted by the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or document filed as an exhibit to or incorporated by reference into the registration statement for a complete description.

Prospectus Summary

The following summary highlights information contained elsewhere in this prospectus. It may not contain all of the information that is important to you. You should read the entire prospectus carefully, especially the discussion regarding the risks of investing in our common stock under the heading “Risk Factors,” before investing in our common stock. In this prospectus, “Company,” “we,” “us,” and “our” refer to SendTec, Inc.

The Company and our Business

Our business primarily involves direct response marketing programs designed to help our clients market their products and services through the Internet, television, radio and print advertising. We are a holding company that conducts business operations through our wholly-owned subsidiary, SendTec Acquisition Corp. (“STAC”).

Corporate History

We were originally formed on April 27, 2004 as Chubasco Resources Corp. in the State of Nevada as an exploration company engaged in the business of mineral exploration. Since that time we have completed several acquisitions, divestitures and business combination transactions that have resulted in a focus on direct response marketing. The first of these transactions was with RelationServe, Inc. (“RelationServe”).

RelationServe was incorporated in the State of Delaware in March 2005. On May 16, 2005, RelationServe acquired, through a wholly-owned subsidiary, certain Internet marketing assets from Omni Point Marketing LLC, a Florida limited liability company. At that time RelationServe also acquired, through a wholly-owned subsidiary, an Internet social networking community, Friendsand, LLC, a Delaware limited liability company. RelationServe had no business or assets prior to such acquisitions.

On June 13, 2005, we completed a reverse merger with RelationServe pursuant to which the former stockholders of RelationServe acquired a majority of our outstanding Common Stock and RelationServe became our wholly-owned subsidiary. Subsequently, we discontinued all of our business operations that had been conducted prior to the reverse merger, and we succeeded to the business of RelationServe as our sole line of business. On June 15, 2005, we filed an amendment to our articles of incorporation to change our name from Chubasco Resources Corp. to RelationServe Media, Inc., a Nevada corporation.

On August 29, 2005, we merged with our wholly-owned Delaware subsidiary, RelationServe Media, Inc., a Delaware corporation, for the sole purpose of reincorporating in the State of Delaware.

On October 31, 2005, an affiliate of ours, STAC, purchased all of the business and assets of SendTec, Inc. (“SendTec”) from theglobe.com, Inc. (“theglobe.com”). STAC provided financing for the acquisition of SendTec by issuing $34,950,000 of its 6% Senior Secured Convertible Debentures due March 31, 2008 (the “Original Debentures”), to institutional investors. In addition, three of the debenture holders also purchased 279,669 shares of STAC’s redeemable preferred stock at a price of $1.00 per share, for net proceeds of approximately $280,000. STAC management purchased 531,700 shares of STAC Common Stock for $531,700. STAC also issued, as non-cash consideration, an additional 4,774,323 shares of its Common Stock to the management team of SendTec. In addition, we purchased 10,000,000 shares of STAC Common Stock at a purchase price of $1.00 per share with proceeds from the sale of 762,199 shares of our Series A Preferred Stock. We retained approximately a 23% equity interest in STAC.

Pursuant to the requirements of the acquisition financing arrangements described above, from October 31, 2005, the date of the acquisition of SendTec, through February 3, 2006, STAC operated independently from us and was our minority-owned affiliate. Following the satisfaction of certain financial milestones, on February 3, 2006, among other transactions, STAC became our wholly-owned subsidiary. In connection with the transactions that occurred on February 3, 2006, we guaranteed the obligations of STAC and pledged our assets as security for the Debentures, and the Debentures that were previously convertible into STAC Common Stock became convertible into shares of our Common Stock. In addition, the STAC Common Stock held by the STAC management team was exchanged for 9,506,380 shares of our Common Stock, and STAC’s redeemable preferred stock was redeemed by STAC for approximately $280,000. In addition, our Series A Preferred Stock was converted into 7,621,991 shares of our Common Stock.

On June 5, 2006, we entered into a definitive agreement to sell substantially all of the business and assets of RelationServe Access, Inc., one of our wholly-owned subsidiaries. The closing occurred on June 15, 2006. The sales price included $1.4 million in cash and the assumption of certain liabilities by the buyer, up to a total aggregate amount of $3.0 million. Pursuant to the agreement, we remained liable for certain contingencies and liabilities, including any liabilities in excess of $3.0 million. Subsequently, we discontinued the business of Friendsand, LLC.

On July 17, 2006, we changed our name from “RelationServe Media, Inc.” to “SendTec, Inc.” We currently maintain our principal executive offices at 877 Executive Center Drive West, Suite 300, St. Petersburg, Florida 33702. We also maintain an office in New York, New York. We presently have 96 full-time employees.

Our Business

We are a direct response marketing service and technology company that provides customers a wide range of direct marketing products and services to help market their products and services on the Internet (“online”) and through traditional media channels such as television, radio, and print advertising (“offline”). Utilizing our marketing products and services, our clients seek to increase the effectiveness and the return on investment on their advertising campaigns. Our online and offline direct marketing products and services include strategic campaign development, creative development, creative production and post-production, media buying and tracking, campaign management, campaign analysis and optimization, technology systems implementation and integration for campaign tracking, and many other agency type services. In addition, we have a suite of technology solutions: ROY, SearchFactz™, SOAR (an acronym for “SendTec Optimization and Reporting”) and iFactz™, all of which enable us to deliver, track, and optimize direct marketing campaigns across multiple distribution channels, including television, radio, direct mail, print, and the Internet. We believe the combination of our direct marketing capabilities, technology, and experience in both online and offline marketing, enables our clients to optimize their advertising campaigns across a broad spectrum of advertising mediums.

Online Marketing Services—SearchFactz™

We offer a variety of products and services that enable on-line advertisers and publishers to generate performance-based results through online marketing channels such as search marketing, web advertising, e-commerce up-sells, affiliate marketing, and email marketing. Our broad range of products and services includes creative strategy and execution, strategic offer development, production planning, media planning, media buying, and search optimization. Through these products and services, our clients can address all aspects of the marketing continuum, from strategic planning through execution, including results management and campaign refinements. Our proprietary technologies allow advertisers and publishers to track, report, and optimize online campaign activity all the way to the “conversion level” (which means a consumer’s actual response to the offer, as, for example, by the making of a purchase). Our knowledge of digital advertising strategies, targeting methods, media placements, and creative executions combined with our technology, help our clients improve their advertising performance and return on investment.

Currently, the majority of our online revenues are generated from performance based marketing services based on cost-per-action (“CPA”) or cost-per-click (“CPC”) pricing models. CPA and CPC pricing models require that we generate a specified consumer action for the advertiser in order to be paid by the advertiser. The term action is used to describe the specific consumer response desired by an advertiser. An action can be (1) a sale, which is the purchase of a product or service by a consumer, or (2) a lead, which is the supplying of specific information by a consumer to an advertiser. Under both of these models we are paid a fee per action only if we generate the action the advertiser specifies. The majority of the time, we utilize online media providers who agree to provide media to us on a venture basis. By supplying online media on a venture basis, online media providers are only paid for the media when it generates a specified action. Therefore, the media provider is not paid for the quantity of media supplied to generate an action but only for the number of actions generated. The amount an advertiser is willing to pay for an action depends on several factors, including the type of action, the amount of information to be gathered, and the level of difficulty to generate the action. For example, an advertiser may be willing to pay $50.00 per action to generate a sale of a $200.00 product, and $5.00 per action to get the name, address and phone number of a consumer interested in a mortgage. Advertisers pay us to generate actions online for them, and in turn, the online media provider is paid a portion of the revenue received by us for generating that action. We recognize revenue for the fees generated by providing actions to advertisers. Our ability to generate significant revenues from online advertisers depends on our ability to acquire a sufficient supply of online performance based media at competitive prices and our ability to demonstrate the effectiveness of these performance-based pricing models to advertisers.

As part of our online marketing services, we manage and optimize paid search programs for direct marketers, providing them with bid/rank management, and creative and strategic consulting in order to optimize paid searches. SearchFactz™ is a search engine marketing pay-per-click bid management technology that coordinates performance and cost data from search engines, and conversion activities from websites, and generates actionable campaign alerts that can be analyzed and acted upon by marketing analysts to optimize return on investment from marketing budgets. We develop, through SearchFactz™ and the collective experience of our search engine marketing team, the mix of search engine marketing strategies and services to meet a client’s customer acquisition goals. Our search engine marketing services include goals assessment, keyword research and development, creative development, landing page optimization, centralized search listing management, bid management, conversion analysis, fraud detection, campaign optimization, and return-on-investment and profit maximization. From pay-per-click to paid-inclusion and comparison shopping engines, we believe that we utilize the most cost-effective channels to create a customized search marketing campaign to meet our client’s objectives.

All of our online marketing services clients sign insertion order agreements with us prior to the delivery of services. These insertion order agreements detail the specific terms under which marketing services will be provided, including the marketing services to be performed, the fees to be paid and the term of the agreement. The majority of our insertion order agreements for online marketing services are short-term agreements, with either party being able to cancel the insertion order without penalty with 48 hours notice. Most of our search engine marketing insertion order agreements have a minimum 12 month cancellation requirement.

Offline Marketing Services—iFactz™

We also offer a full array of offline marketing services utilizing traditional distribution channels such as television, radio, print, and direct mail. Our offline marketing services include creative strategy, production, and media buying. We have developed, produced, and distributed numerous direct response television campaigns for customers and have received national awards for our creative and production work. We utilize our two in-house state-of-the-art non-linear digital video editing suites. Our staff includes experienced production department directors, producers, and editors. Our media buying department provides a full range of services, including strategic media planning, media trafficking, media buying, media tracking, and post-buy media and financial analysis, and has executed media buying assignments for a wide variety of television (broadcast and cable), radio, and print formats. Our long time relationships with media partners have enabled us to provide clients competitive media prices.

We have developed a proprietary software application, iFactz™, which we believe provides a competitive advantage in marketing offline advertising services. iFactz™ is our Application Service Provider, or “ASP,” technology that tracks and reports the online responses that are generated from offline direct response advertising. Historically, advertisers have lacked the ability to accurately track which offline advertising yields results online and thus advertisers have been unable to properly optimize their media buys. iFactz™ intelligently tracks and reports web activity from most offline advertising—TV (including national cable), radio, print, and direct mail—in real time. iFactz™’s Intelligent Sourcing™ is a media technology that informs the user where online customers come from, and what corresponding activity they produced on the user’s website. iFactz™’s ASP design enables advertisers to implement and access the technology in a timely and cost efficient manner because there are no cumbersome, time-consuming, and costly implementation expenses and lead times. iFactz™ is licensed to clients both as a standalone technology solution and as part of an overall campaign offering. We believe that iFactz™ has provided us with a significant competitive advantage, and that there are currently no similar technologies available in the market.

All of our offline marketing services clients sign master terms and conditions agreements, as well as scope of services agreements, with us prior to the delivery of services. The master terms and conditions agreement serves as the general agreement that governs the terms for all projects handled by us for a client. The scope of services agreement details the specific terms under which marketing services will be provided for each project, including the marketing services to be performed, the fees to be paid, and the time frame in which the services will be completed. The majority of our services agreements are cancelable only upon a client’s payment for all marketing services performed.

The Offering

We are registering for resale by the selling stockholders 14,578,417 shares of our common stock. As of August 12, 2008, the number of shares being registered represented approximately 19% of our outstanding common stock and 33% of our outstanding common stock held by persons other than the selling stockholders, affiliates of the Company or affiliates of the selling stockholders. As of March 26, 2008, the first closing date under the Recapitalization Agreement (described below), based on the last reported sale price of our common stock of $0.10 as reported by the OTC Bulletin Board, the market value of the securities being offered on behalf of the selling stockholders by this prospectus was $1,457,842.

The number of shares being registered represent shares of common stock issued or issuable upon the conversion or exchange of the Original Debentures (including shares issued or issuable upon the conversion of Series B Preferred Stock that are exchanged for such debentures). The shares issuable upon conversion of the Original Debentures represent a portion of the incremental shares issuable upon conversion of such debentures as a result of the reduction of the conversion price for shares of common stock underlying the debentures from $0.50 to $0.17 in connection with the transactions contemplated by the Recapitalization Agreement described below. The shares of common stock that were issuable upon conversion of the Original Debentures when the conversion price was $0.50 were registered for resale under a prior registration statement.

Recent Developments

On May 5, 2008, Web Clients, Inc. d/b/a Webclients.net (a subsidiary of ValueClick, Inc.), a vendor of SendTec, filed a complaint against us in the Superior Court of the State of California seeking $592,033.75 for alleged breach of contract. The complaint was received by us on June 16, 2008 and seeks the payment of certain costs incurred by us in connection with our work for a former customer, Cosmetique, Inc. On July 22, 2008 we settled this matter with Web Clients, Inc. for six monthly payments of $20,000 beginning in July 2008. We had previously filed an action for breach of contract and collection of trade receivables against Cosmetique, Inc. on September 14, 2007, which action has not yet been resolved.

On June 11, 2008, our stockholders voted to approve an increase in our authorized common stock to 500,000,000 shares.

On March 25, 2008, we entered into a Recapitalization Agreement (the “Recapitalization Agreement”) by and among the Company, SendTec Acquisition Corp., the Company’s wholly owned subsidiary (“STAC”), the holders (the “Holders”) of STAC’s 6% Senior Secured Convertible Debentures due March 31, 2008 (the “Original Debentures”), and Christiana Corporate Services, Inc., in its capacity as administrative agent for the Holders (the “Agent”). The Agreement amends and restates the Securities Purchase Agreement, dated as of October 31, 2005, as amended (the “SPA”), by and among the same parties to the Recapitalization Agreement. As indicated below, one condition to the completion of the transactions contemplated by the Recapitalization Agreement is the amendment to our Certificate of Incorporation which was approved by our shareholders on June 11, 2008.

Under the Recapitalization Agreement, at the first closing on March 26, 2008, the Holders were issued 10,801 shares of the Company’s newly created Series B Preferred Stock, each with a stated value of $1,700, which are convertible into a number of shares of common stock equal to the aggregate stated value divided by the conversion price of $0.17. The exchange covered $18,361,700 of the original $32,730,000 principal amount of Original Debentures outstanding. The remaining $14,368,300 of Original Debentures were exchanged for amended and restated debentures (the “Amended Debentures”). At the second closing on July 31, 2008, the Amended Debentures were exchanged for a combination of 1,978 shares of Series B Preferred Stock, a cash settlement for fractional shares in the aggregate amount of $5,704, and debentures due July 31, 2011 (the “Residual Debentures”) in the aggregate amount of $11 million with no interest either payable or to be accrued and with no principal payments due prior to maturity and no financial covenants. The Residual Debentures will automatically convert into Series B Preferred Stock if we complete an offering of our common stock or Series B Preferred Stock with minimum aggregate gross proceeds to us of $5,000,000 by July 31, 2009. As part of the restructuring of the Original Debentures, interest due on the Original Debentures as of November 16, 2007, has been paid.

Concurrently with the first closing under the Recapitalization Agreement, on March 26, 2008, we sold 10,036,670 shares of our common stock at $0.12 per share in an offering (the “Concurrent Offering”) to a group of investors which included Paul Soltoff, our Chief Executive Officer and Chairman of the Board of Directors, and Donald Gould, our Chief Financial Officer. The common stock was sold pursuant to an exemption from registration under Section 4(2) of the Securities Act and Regulation D promulgated thereunder, relating to a transaction not involving a public offering.

The Recapitalization Agreement, as amended effective August 22, 2008, obligates us to file, by June 24, 2008, a Form S-3 registration statement covering the maximum number of shares permitted by the SEC to be registered with respect to the common stock issuable upon conversion of the Residual Debentures, the Series B Preferred Stock and certain additional shares of common stock (collectively, the “Registrable Shares”), and to file subsequent registration statements on Forms S-3, to the extent permitted by the SEC, covering additional Registrable Shares until all Registrable Shares have been registered. We will be subject to substantial liquidated damages if the initial registration statement on Form S-3 is not declared effective by the SEC by September 30, 2008. We will also be subject to substantial liquidated damages if all Registrable Shares are not covered by effective registration statements at such time as the SEC permits the registration of all such shares on Form S-3.

Terms of the Series B Preferred Stock

The Certificate of Designation of the Series B Preferred Stock (the “Series B Certificate”) provides for the creation and issuance of up to 30,000 shares of Series B Preferred Stock with a stated value of $1,700 per share. The Series B Certificate does not provide for dividends. The shares of Series B Preferred Stock are convertible on both an optional and a mandatory basis. At the holder’s option, the shares of Series B Preferred Stock are convertible at any time into a number of shares of common stock equal to the aggregate stated value divided by the conversion price of $0.17, subject to adjustment for stock splits, stock dividends and similar events, as well as for certain issuances of common stock at a price per share less than the conversion price. Subject to certain limitations set forth below and to there being an effective registration statement under the Securities Act covering the common stock issuable upon conversion of the Series B Preferred Stock, 50% of the outstanding Series B Preferred Stock shall automatically convert into common stock ten trading days after the date that written notice is provided to the holders of Series B Preferred Stock that the closing bid price for the common stock for 15 of any 20 consecutive trading days has been equal to or greater than $0.30 (subject to adjustment for stock splits, stock dividends and similar events). The remaining 50% of the outstanding Series B Preferred Stock shall automatically convert into common stock ten trading days after the date that written notice is provided to the holders of Series B Preferred Stock that the closing bid price for the common stock for 15 of any 20 consecutive trading days has been equal to or greater than $0.40 (subject to adjustment for stock splits, stock dividends and similar events).

The Series B Preferred Stock may not be converted if the common stock issuable upon conversion, when added to the number of shares of common stock beneficially owned by the holder, would exceed 9.99% of the then issued and outstanding shares of common stock. The cap may not be waived by the holder without at least 61 days’ prior notice. Mandatory conversion of the Series B Preferred Stock is further limited in circumstances in which the average daily trading volume of the common stock during the 20 consecutive trading days prior to the date of mandatory conversion is equal to or less than $2 million.

Terms of the Residual Debentures

The entire principal amount of the Residual Debentures is due on July 31, 2011 (such date, the “Maturity Date”). Interest does not accrue and is not payable on the outstanding principal amount of Residual Debentures, except in certain circumstances related to an event of default. The due and punctual payment of all amounts owed by STAC under the Residual Debentures is guaranteed by the Company and its subsidiaries (other than STAC).

The Residual Debentures are convertible (voluntarily and, under certain circumstances, mandatorily) into shares of common stock of the Company at an initial conversion price of $0.17 per share, subject to adjustment in the event of stock splits or stock dividends and certain issuances of common stock of the Company at a price per share less than the conversion price. The Residual Debentures will automatically convert into Series B Preferred Stock if we complete an offering of our common stock or Series B Preferred Stock with minimum aggregate gross proceeds to us of $5,000,000 by July 31, 2009. Conversion of the Residual Debentures is not permitted to the extent that, after giving effect to such conversion, the holder whose shares are to be converted, together with its affiliates, would beneficially own in excess of 9.99% (4.99%, in certain circumstances) of the number of shares of the Company’s common stock outstanding after giving effect to such conversion. The cap may not be waived by the holder without at least 61 days’ prior notice.

The Company will be subject to liquidated damages if it fails to timely deliver shares of common stock upon a proper request for conversion of the Residual Debentures.

The entire principal amount of the Residual Debentures may become due before the Maturity Date upon the occurrence of certain events. Upon the occurrence of a change in control of the Company or STAC, the holders may require the Company or STAC to repurchase the Residual Debentures, in whole or in part, at 120% of the principal amount to be repurchased. Furthermore, upon the occurrence of an event of default under the Residual Debentures, at the holders’ election, the full principal amount of the Residual Debentures, plus interest and other amounts owing in respect thereof, becomes immediately due and payable in cash.

So long as any portion of the Residual Debentures is outstanding, except for certain enumerated exceptions, the Company will not, and will not permit any of its subsidiaries to, directly or indirectly:

(a) enter into, create, incur, assume, guarantee or suffer to exist any indebtedness for borrowed money of any kind, including but not limited to, a guarantee, but excluding certain permitted indebtedness;

(b) enter into, create, incur, assume or suffer to exist any liens of any kind, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom except in connection with certain permitted indebtedness;

(c) amend its certificate of incorporation, bylaws or other charter documents so as to materially and adversely affect any rights of the holders of the Residual Debentures;

(d) repay, repurchase or offer to repay, repurchase or otherwise acquire more than a de minimis number of shares of common stock or common stock equivalents other than to the extent permitted or required under the Residual Debentures or certain other documents related to the Recapitalization Agreement;

(e) enter into any agreement with respect to any of the foregoing; or

(f) pay cash dividends or distributions on any equity securities.

We intend to fulfill our obligations under the Residual Debentures. However, we currently do not have the financial ability to pay the amounts that may become due under the Residual Debentures and if such amounts become due, we likely would be required to raise additional funds in order to meet the payment obligations.

Certain Agreements

Agreement with Burnham Hill Partners

On July 27, 2006, we engaged Burnham Hill Partners, a division of Pali Capital, Inc. (“BHP”), an experienced financial advisory and restructuring firm, to act as our exclusive financial advisor in connection with obtaining a waiver for the non-compliance with certain financial covenants in the Original Debentures and the proposed restructuring of the Original Debentures. As compensation for its services, we agreed to pay BHP $60,000 and issue BHP warrants to purchase 250,000 shares of our common stock at $0.60 per share. On March 6, 2008, we amended the terms of the agreement with BHP to reduce the exercise price of the warrants to $0.20 and change the cash compensation to $450,000.

Agreement with Marotta Gund Budd & Dzera, LLC

In March 2008, as a condition to the closing of the transactions under the Recapitalization Agreement, we retained Marotta Gund Budd & Dzera, LLC (“MGBD”) to provide financial consulting services to the Company. Stephen Marotta and Paul Dzera, two of our directors, are principals of MGBD. The scope of MGBD’s engagement encompasses assisting management in the preparation of a cash flow forecast and in identifying and developing processes for gathering and reporting operating metrics to be used in managing business operations and keeping senior management and our board of directors abreast of operating performances. We agreed to pay MGBD fees, not to exceed $100,000 without our prior written consent, based on MGBD’s standard hourly rates. An advance of $50,000 was paid to MGBD.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following material risks and those from our Annual Report on Form 10-KSB for the year ended December 31, 2007, as amended on Form 10-KSB/A, which are incorporated by reference in this prospectus, together with the other information contained in this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Common Stock

The conversion of our Series B preferred stock and outstanding debentures may result in substantial dilution of the ownership interests of our existing common stockholders.

The issuance of shares of common stock upon conversion of our Series B preferred stock and outstanding debentures may result in substantial dilution to our existing holders of common stock. As of August 12, 2008, we had outstanding 11,286 shares of Series B preferred stock which were convertible into 112,860,000 shares of common stock at a conversion price of $0.17. Additionally, we had outstanding $11,000,000 principal amount of debentures that are convertible into 64,705,882 shares of common stock at a conversion price of $0.17. As of August 12, 2008, there were 78,358,449 shares of common stock outstanding. Therefore, the conversion of Series B preferred stock and outstanding debentures may result in a greater than 227% increase in our outstanding common stock, which would significantly dilute the proportionate equity interest and voting power of existing holders of common stock.

Forward-Looking Statements

This prospectus and the documents incorporated by reference herein contain forward-looking statements. Such forward-looking statements include statements regarding, among other things, (a) our expectations about product development activities, (b) our growth strategies, (c) anticipated trends in our industry, (d) our future financing plans, and (e) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in this prospectus generally. In light of these risks and uncertainties, the events anticipated in the forward-looking statements may not occur. These statements are based on current expectations and speak only as of the date of such statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise.

The information contained in this prospectus, as well as in our SEC filings, identifies important factors that could adversely affect actual results and performance. Prospective investors are urged to carefully consider such factors.

All forward-looking statements attributable to the Company are expressly qualified in their entirety by the foregoing cautionary statements.

Use of Proceeds

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders. The selling stockholders will receive all of the proceeds from the sale of the common stock offered by this prospectus. The selling stockholders will pay any underwriting discounts, commissions and expenses incurred by the selling stockholders for brokerage, accounting or tax services or any other expenses incurred by the selling stockholders in disposing of the shares of common stock. We will receive no proceeds from the sale of shares of common stock in this offering.

Determination of Offering Price

This offering is being made solely to allow the selling stockholders to offer and sell shares of our common stock to the public. The selling stockholders may offer for resale some or all of their shares at the time and price that they choose. On any given day, the price per share is likely to be based on the market price for our common stock, as quoted on the OTC Bulletin Board on the date of sale, unless shares are sold in private transactions. Consequently, we cannot currently determine the price at which shares offered for resale pursuant to this prospectus may be sold.

Selling Stockholders

This prospectus covers shares of our common stock underlying securities that we sold in private placements to “accredited investors” as defined by Rule 501(a) under the Securities Act, pursuant to a registration exemption under Section 4(2) of the Securities Act. The selling stockholders may from time to time offer and sell under this prospectus any or all of the shares listed opposite each of their names below. Under registration rights agreements with each investor in the private placement, we are required to register for resale the shares of our common stock described in the table below.

We have prepared the table below based upon the information available to us as of August 12, 2008. The selling stockholders identified below may have sold, transferred or otherwise disposed of some or all of their shares since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. Information concerning the selling stockholders may change from time to time and, if necessary, we will amend or supplement this prospectus accordingly. We cannot give an estimate as to the number of shares of common stock that will be held by the selling stockholders upon termination of this offering because the selling stockholders may offer some or all of their common stock under the offering contemplated by this prospectus. The total number of shares that may be sold hereunder will not exceed the number of shares offered hereby. Please read the section entitled “Plan of Distribution” in this prospectus.

The following table sets forth:

•	the name of each selling stockholder;

•	the number of shares of our common stock beneficially owned by the selling stockholders as of August 12, 2008; and

•	the maximum number of shares of our common stock that may be offered for the account of the selling stockholders under this prospectus.

No estimate can be given as to the amount of our common stock that will be held by the selling stockholders after completion of the offering because the selling stockholders may sell all or some of our common stock. We have been advised by the selling stockholders that none of them has any existing short position in our common stock. Each selling stockholder that is a broker-dealer has also represented to us that it purchased the securities overlying the common stock covered by this prospectus in the ordinary course of its business and, at the time of purchase of the securities, it had no agreements or understandings with any person to distribute the securities.

Under SEC rules, beneficial ownership includes any shares of common stock as to which a person has sole or shared voting power or investment power and any shares of common stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right, through conversion of any security or pursuant to the automatic termination of a power of attorney or revocation of a trust, discretionary account or similar arrangement. Beneficial ownership is calculated based on 78,358,449 shares of our common stock outstanding as of

August 12, 2008. In calculating the number of shares beneficially owned by a selling stockholder and the percentage ownership, shares of common stock subject to preferred stock conversion rights, options or warrants held by that person that are currently exercisable or convertible or become exercisable or convertible within 60 days after August 12, 2008 are deemed outstanding even if they have not actually been exercised or converted. The shares issuable under these securities are treated as outstanding for computing the percentage ownership of the person holding these securities but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The certificate of designation of our Series B preferred stock contains a limitation on the amount of Series B preferred stock that may be converted by the holders. Similarly, the holders of our debentures, the shares issuable upon conversion of which are being registered by this prospectus, have agreed to certain limitations on their ability to convert the debentures into our common stock. These conversion limitations may be waived by the holders of the Series B preferred stock and the debentures upon not less than 61 days prior notice. Any shares in excess of the conversion limitations that are issuable upon conversion of the Series B preferred stock or the debentures are not deemed to be beneficially owned under SEC rules. We are registering all shares issuable upon conversion of the Series B preferred stock and the debentures (to the extent not previously registered by us), whether or not such shares are deemed to be beneficially owned. Therefore, the total number of shares registered for sale may exceed the number the number of shares reflected as being beneficially owned.

Name of Selling Stockholder(1)	Number of Shares Beneficially Owned		% of Outstanding Shares	Total Shares Registered for Sale
LBI Group, Inc.	7,828,009	(2)	9.99%	4,454,144
Fursa Alternative Strategies LLC	7,828,009	(3)	9.99%	2,672,487
Alexandra Global Master fund, L.P.	7,828,009	(4)	9.99%	2,227,073
SDS Capital Group SPC, Ltd.	7,828,009	(5)	9.99%	1,781,658
Palisades Master Fund, L.P.	7,828,009		9.99%	801,746
CAMOFI Master LDC	3,910,087		4.99%	890,829
Portside Growth and Opportunity Fund	3,910,087		4.99%	890,829
RHP Master Fund, Ltd.	3,910,087		4.99%	445,415
JGB Capital L.P.	3,273,440		4.02%	325,153
Mark Salter	1,246,686		1.57%	89,083

Total Shares:	53,390,432		44.46%	14,578,417

*	Less than 1%.

(1)	Unless otherwise specified in the footnotes to this table, the address of each person in this table is c/o SendTec, Inc., 877 Executive Center Drive West, Suite 300, St. Petersburg, FL 33702.

(2)	Based on a Schedule 13D filed on April 2, 2008, and other information. Lehman Brothers Inc. is the parent company of LB I Group. Lehman Brothers Holdings Inc., a public reporting company, is the parent company of Lehman Brothers Inc. The address for LB I Group is c/o Lehman Brothers Inc., 745 Seventh Avenue, New York, NY 10019, Attn: Eric Salzman and Will Yelsits. Lehman Brothers Inc. is a registered broker-dealer.

(3)	Based on a Schedule 13G filed on February 14, 2007, and other information. The business address of Fursa Alternative Strategies is 200 Park Avenue, 54th Floor, New York, NY 10166-3399. The chief investment officer of Fursa Alternative Strategies LLC is William F. Harley III.

(4)	Based on a Schedule 13G filed on November 27, 2006, and other information. The business address of Alexandra Global Master Fund is Citco Building, Wickams Cay, PO Box 662, Road Town, Tortola, British Virgin Islands. The investment manager of Alexandra Global Master Fund is Alexandra Investment Management, LLC, the managing member of Alexandra Investment Management, LLC is Mikhail A. Filimonov.

(5)	Based on a Schedule 13G filed on November 27, 2006, as amended on February 14, 2008, and other information. The business address of SDS Capital Group SPC., Ltd is c/o Ogier Fiduciary Services (Cayman) Ltd., 113 South Church Street, PO Box 12346T, George Town, Grand Cayman. The investment manager of SDS Capital Group SPC., Ltd is SDS Management, LLC; the sole managing member of SDS Management, LLC is Steven Darby.

Full Legal Name of Natural Control Person of Certain Beneficial Owners

Based solely upon the information available to us, the following table sets forth certain information regarding beneficial ownership of our securities as of August 12, 2008 by each natural person known by us who, directly or indirectly, alone or with others, has sole or shared voting or investment control over of the securities held by non-natural entities covered by this prospectus.

Name of Beneficial Owner	Natural Control Person(s)

LBI Group Inc.	LBI Group is an indirect wholly owned subsidiary of Lehman Brothers Holdings Inc., a public reporting company

Fursa Alternative Strategies LLC	William F. Harley, III

Alexandra Global Master Fund, LP	Alexandra Investment Management, LLC, a Delaware limited liability company (“AIM”), serves as investment adviser to Alexandra Global Master Fund LP, a British Virgin Islands limited partnership (“Alexandra”). By reason of such relationship, AIM may be deemed to share dispositive power over the shares of common stock stated is beneficially owned by Alexandra. AIM disclaims beneficial ownership of such shares of common stock. Mr. Mikhail A. Filimonov (“Filimonov”) is the managing member of AIM. By reason of such relationship, Filimonov may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Alexandra. Filimonov disclaims beneficial ownership of such shares of common stock.

SDS Capital Group SPC, Ltd.	Steve Derby

Palisades Master Fund, LP	Paul T. Marion

CAMOFI Master LDC	Richard Smithline

Portside Growth and Opportunity Fund	Jeff Smith

RHP Master Fund, Ltd.	RHP Master Fund, Ltd. is a party to an investment management agreement with Rock Hill Investment Management, L.P., a limited partnership of which the general partner is RHP General Partner, LLC. Pursuant to such agreement, Rock Hill Investment Management directs the voting and disposition of shares owned by RHP Master Fund. Messrs. Wayne Bloch and Peter Lockhart own all of the interests in RHP General Partner. The aforementioned entities and individuals disclaim beneficial ownership of the Company’s common stock owned by the RHP Master Fund.

JGB Capital L.P.	Brett Cohen

Additional Information

Payments to Selling Stockholders

Set forth below is a table showing the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the execution of the Recapitalization Agreement that the Company has made or may be required to make to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transactions contemplated by the Recapitalization Agreement.

Type of payment (1)	Dollar amount
LBI Group Inc.	$180,000	(2)
Fursa Alternative Strategies LLC	$108,000	(2)
Alexandra Global Master Fund, LP	$90,000	(2)
SDS Capital Group SPC, Ltd.	$72,000	(2)
Palisades Master Fund, LP	$32,400	(2)
CAMOFI Master LDC	$36,000	(2)
Portside Growth and Opportunity Fund	$36,000	(2)
RHP Master Fund, Ltd.	$18,000	(2)
JGB Capital L.P.	$13,140	(2)
Mark Salter	$3,600	(2)
Legal fees of the holders of the convertible debentures	$50,000
LBI Group Inc.	$763,333	(3)
Fursa Alternative Strategies LLC	$458,000	(3)
Alexandra Global Master Fund, LP	$381,667	(3)
SDS Capital Group SPC, Ltd.	$305,333	(3)
Palisades Master Fund, LP	$137,400	(3)
CAMOFI Master LDC	$152,667	(3)
Portside Growth and Opportunity Fund	$152,667	(3)
RHP Master Fund, Ltd.	$76,333	(3)
JGB Capital L.P.	$55,723	(3)
Mark Salter	$15,267	(3)

(1)	Table does not include the value of common shares issuable upon conversion of the Series B Stock or the convertible debentures.

(2)	Interest that was due on November 1, 2007 at 6% per annum, plus interest from November 1, 2007 to November 16, 2007.

(3)	The Company is contingently liable for penalties pursuant to a registration rights agreement with the holders of the convertible debentures that provides for liquidated damages in the event the Company’s common stock covered by this prospectus are not registered within certain time frames.

Discount on Exercise or Conversion of Series B Stock and Convertible Debentures

Set forth below is a table showing the total discount (premium) at the date of the first closing under the Recapitalization Agreement that could be realized as a result of any conversion of the Series B Stock and convertible debentures:

Column 1	Column 2	Column 3	Column 4	Column 5	Column 6
Market price per common share on the date of the restructuring transaction (1)	Conversion Price per common share of the Series B Stock and Convertible Debentures(2)	Total maximum number of common shares underlying the Series B Stock and Convertible Debentures	Aggregate market price of the total maximum number of shares underlying the Series B Stock and Convertible Debentures (column 1 multiplied by column 3)	Aggregate conversion price of the total maximum number of shares underlying the Series B Stock and Convertible Debentures (column 2 multiplied by column 3)	Aggregate discount (premium) at date of the recapitalization transaction (column 4 minus column 5)

$0.10	$0.17	192,529,413	$19,252,941	$32,730,000	$(13,477,059)

(1)	Closing price on the OTC Bulletin Board on March 26, 2008, the date of the first closing under the Recapitalization Agreement.

(2)	The conversion price is subject to adjustment in the event of stock splits, stock dividends and similar such events, as well as, in certain circumstances, for the issuance or deemed issuance of common stock at a price per share less than the conversion price then in effect.

Potential Profit on Other Convertible Securities held by Selling Stockholders

Set forth below is a table showing the total possible profit to be realized as a result of any conversions for securities underlying other warrants, options, notes, or other securities that are held by the selling stockholders or any affiliates of the selling stockholders:

Column 1 (1)	Column 2	Column 3	Column 4	Column 5	Column 6
Market price per common share on the date of the issuance of the warrants (2)	Conversion Price per common share of the warrants	Total maximum number of common shares underlying the warrants	Aggregate market price of the total maximum number of shares underlying the warrants (column 1 multiplied by column 3)	Aggregate conversion price of the total maximum number of shares underlying the warrants (column 2 multiplied by column 3)	Aggregate discount at date of the recapitalization transaction (column 4 minus column 5)

$2.75	$0.01	10,081,607	$27,724,419	$100,816	$27,623,603

(1)	Relates to shares of common stock issuable upon exercise of warrants to purchase common stock that were issued on February 6, 2006.

(2)	Closing price on the OTC Bulletin Board on February 6, 2006.

Other Securities Purchased by the Selling Stockholders

Set forth below is a table showing all prior securities transactions between the Company and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transactions contemplated by the Recapitalization Agreement. Unless otherwise indicated, all transactions relate to the issuance of common stock of the Company.

Column 1	Column 2	Column 3	Column 4	Column 5	Column 6	Column 7
Transaction date	Number of shares of the class of securities that were outstanding prior to the transaction	Number of shares of the class of securities that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the Company, or affiliates of the selling shareholders	Number of shares issued or issuable in connection with the transaction	Percentage of total issued and outstanding securities that were issued or issuable in the transaction (column 4 divided by column 3)	Market price per share of the class of securities subject to the transaction immediately prior to the transaction (closing price on the OTC Bulletin Board)	Current market price per share of the class of securities subject to the transaction on August, 12, 2008
October 28, 2005	0	0	111,111(1)	100.0%	$4.00	$0.02

February 3, 2006	19,724,151	19,724,151	1,636,111(2)	8.3%	$2.90	$0.02
February 3, 2006	0	0	10,081,607(3)	100.0%	$2.89	$0.02
February 7, 2006	37,877,522	30,652,122	2,664,398(4)	8.7%	$2.59	$0.02
April 6, 2006	40,741,920	30,852,122	1,355,604(5)	4.4%	$1.52	$0.02
July 10, 2006	42,755,082	31,509,680	1,730,748(6)	5.5%	$0.56	$0.02
July 19, 2006	44,864,432	31,888,282	789,455(7)	2.5%	$0.45	$0.02
August 29, 2006	45,733,887	31,968,282	281,255(8)	0.9%	$0.42	$0.02
November 1, 2006	46,015,142	31,968,282	740,855(9)	2.3%	$0.39	$0.02
November 20, 2006	46,755,997	31,968,282	40,000(10)	0.1%	$0.39	$0.02
December 20, 2006	46,795,997	31,968,282	200,000(11)	0.6%	$0.38	$0.02
December 27, 2006	46,995,997	31,968,282	500,000(12)	1.6%	$0.24	$0.02
February 1, 2007	47,495,997	31,968,282	1,222,264(13)	3.8%	$0.38	$0.02
February 14, 2007	48,718,261	32,145,040	600,000(14)	1.9%	$0.38	$0.02
March 31, 2007	49,318,261	33,217,832	(254,371)(15)	0.8%	$0.26	$0.02
April 13, 2007	49,063,890	33,817,832	(21,198)(15)	0.1%	$0.28	$0.02
April 16, 2007	49,042,692	33,817,832	800,000(16)	2.4%	$0.25	$0.02
May 14, 2007	49,842,692	33,817,832	258,497(17)	0.8%	$0.23	$0.02
May 18, 2007	50,101,189	34,617,832	800,000(18)	2.3%	$0.35	$0.02
May 23, 2007	50,901,189	34,797,341	1,000,000(19)	2.9%	$0.29	$0.02
March 26, 2008	0	0	10,801(20)	100.0%	$0.10	$0.02
March 31, 2008	63,137,859	43,486,688	5,940,000(21)	13.7%	$0.07	$0.02
April 1, 2008	69,077,859	43,486,688	1,730,000(22)	4.0%	$0.06	$0.02
April 3, 2008	70,807,859	44,158,473	608,236(23)	1.4%	$0.05	$0.02
April 8, 2008	71,416,095	44,158,473	4,850,000(24)	11.0%	$0.04	$0.02
May 22, 2008	76,266,095	44,158,473	294,118(25)	0.7%	$0.04	$0.02
June 16, 2008	76,560,213	44,158,473	294,118(26)	0.7%	$0.04	$0.02
July 25, 2008	76,854,331	44,158,473	294,118(27)	0.7%	$0.03	$0.02
July 31, 2008	9,429	0	1,978(28)	100.0%	$0.04	$0.02
August 6, 2008	77,148,449	44,746,709	650,000 (29)	1.5%	$0.02	$0.02
August 7, 2008	77,798,449	44,746,709	560,000(30)	1.3%	$0.02	$0.02

(1)	The Company sold shares of Series A Preferred Stock (“Series A Preferred”) at $13.50 per share in a private placement. The Series A Preferred was mandatorily convertible into shares of the Company’s common stock at such time as the Company completed its consolidation with STAC (which was completed on February 3, 2006) at a ratio of ten shares of common stock for each Series A Preferred share. Selling stockholders who purchased Series A Preferred in the private placement were:

Selling shareholder	Shares of Series A Preferred
SDS Capital Group SPC, Ltd	111,111

(2)	On February 3, 2006, the Company completed its consolidation with STAC and issued a total of 1,636,111 shares of the Company’s common stock relating to (i) conversion of 111,111 shares of Series A Preferred into 1,111,111 shares of common stock, and (ii) 525,000 shares of common stock issued in satisfaction to a covenant default under an agreement to which the Company was party. Shares issued to selling stockholders were (the parenthetical next to each number relates to the parenthetical above in this footnote):

Selling Stockholder	Shares of common stock
SDS Capital Group SPC, Ltd	1,111,111	(i)
Alexandra Global Master fund, L.P.	75,107	(ii)
CAMOFI Master LDC	30,043	(ii)
JGB Capital L.P.	11,266	(ii)
LBI Group, Inc.	150,215	(ii)
Mark Salter	3,004	(ii)
Fursa Alternative Strategies LLC	90,129	(ii)
Palisades Master Fund, L.P.	60,086	(ii)
Portside Growth and Opportunity Fund	30,043	(ii)
RHP Master Fund, Ltd.	15,021	(ii)
SDS Capital Group SPC, Ltd	60,086	(ii)

(3)	On February 3, 2006, the Company completed its consolidation with STAC and issued warrants to purchase 10,081,607 shares of common stock to holders of debentures at an exercise price of $0.01 per share pursuant. The warrants expire on October 30, 2012. Warrants issued to selling stockholders were as follows:

Selling Stockholder	# of warrants
LB I Group Inc.	2,884,580
Palisades Master Fund, L.P.	1,153,832
SDS Capital Group SPC, Ltd.	1,153,832
Alexandra Global Master Fund, Ltd.	1,442,290
Fursa Alternative Strategies LLC	1,730,748
CAMOFI Master LDC	576,916
Portside Growth and Opportunity Fund	576,916
RHP Master Fund, Ltd.	288,458
JGB Capital L.P.	216,343
Mark Salter	57,692

(4)	Shares issued in connection with the exercise of $0.01 warrants as follows:

Selling Stockholder	# of shares
LB I Group Inc.	1,840,000
Palisades Master Fund, L.P.	824,398

(5)	Shares issued in connection with the exercise of $0.01 warrants as follows:

Selling Stockholder	# of shares
LB I Group Inc.	1,031,245
Palisades Master Fund, L.P.	324,359

(6)	Shares issued in connection with the exercise of the $0.01 warrants as follows:

Selling Stockholder	# of shares
Fursa Alternative Strategies LLC	1,730,748

(7)	Shares issued in connection with the exercise of $0.01 warrants as follows:

Selling Stockholder	# of shares
JGB Capital L.P.	212,539
Portside Growth and Opportunity Fund	576,916

(8)	Shares issued in connection with the exercise of the $0.01 warrants as follows:

Selling Stockholder	# of shares
RHP Master Fund, Ltd.	281,255

(9)	The Company issued common stock as payment in kind for interest that was due on November 1, 2006 as follows:

Selling Stockholder	# of shares
LB I Group Inc.	211,976
Palisades Master Fund, L.P.	84,790
SDS Capital Group SPC, Ltd.	84,790
Alexandra Global Master Fund, Ltd.	105,988
Fursa Alternative Strategies LLC	127,185
CAMOFI Master LDC	42,395
Portside Growth and Opportunity Fund	42,395
RHP Master Fund, Ltd.	21,198
JGB Capital L.P.	15,898
Mark Salter	4,240

(10)	Shares issued in connection with the exercise of the $0.01 warrants as follows:

Selling Stockholder	# of shares
JGB Capital L.P.	40,000

(11)	Shares issued in connection with the conversion of convertible debentures as follows:

Selling Stockholder	# of shares
Palisades Master Fund, L.P.	200,000

(12)	Shares issued in connection with the conversion of convertible debentures as follows:

Selling Stockholder	# of shares
Palisades Master Fund, L.P.	500,000

(13)	The Company (i) issued 722,264 common shares as payment in kind for interest that was due on February 1, 2007, and (ii) issued 500,000 shares in connection with the conversion of convertible debentures as follows (the parenthetical next to each number relates to the parenthetical above in this footnote):

Selling Stockholder	# of shares
LB I Group Inc.	207,600	(i)
Palisades Master Fund, L.P.	80,039	(i)
SDS Capital Group SPC, Ltd.	83,041	(i)
Alexandra Global Master Fund, Ltd.	103,800	(i)
Fursa Alternative Strategies LLC	124,560	(i)
CAMOFI Master LDC	41,520	(i)
Portside Growth and Opportunity Fund	41,520	(i)
RHP Master Fund, Ltd.	20,760	(i)
JGB Capital L.P.	15,272	(i)
Mark Salter	4,152	(i)
Palisades Master Fund, L.P.	500,000	(ii)

(14)	Shares issued in connection with the conversion of convertible debentures as follows:

Selling Stockholder	# of shares
Palisades Master Fund, L.P.	600,000

(15)	The Company repurchased shares of common stock that were previously issued to debenture holders as payment in kind for interest. Such shares were subject to a put option. Shares repurchased are as follows:

Selling Stockholder	# of shares
LB I Group Inc.	211,976
Portside Growth and Opportunity Fund	42,395
RHP Master Fund, Ltd.	21,198

(16)	Shares issued in connection with the conversion of convertible debentures as follows:

Selling Stockholder	# of shares
Palisades Master Fund, L.P.	800,000

(17)	The Company issued common shares as payment in kind for interest that was due on November 1, 2006 and February 1, 2007 as follows:

Selling Stockholder	# of shares
LB I Group Inc.	57,472
SDS Capital Group SPC, Ltd.	44,227
Alexandra Global Master Fund, Ltd.	55,284
Fursa Alternative Strategies LLC	66,341
CAMOFI Master LDC	11,494
Portside Growth and Opportunity Fund	11,494
RHP Master Fund, Ltd.	5,747
JGB Capital L.P.	4,228
Mark Salter	2,210

(18)	Shares issued in connection with the conversion of convertible debentures as follows:

Selling Stockholder	# of shares
Palisades Master Fund, L.P.	800,000

(19)	Shares issued in connection with the conversion of convertible debentures as follows:

Selling Stockholder	# of shares
Palisades Master Fund, L.P.	1,000,000

(20)	Series B Preferred stock was issued pursuant to the Recapitalization Agreement. The Series B Preferred have a stated value of $1,700 per share and are convertible into common stock at $0.17 per share. Series B Preferred were issued as follows:

Selling Stockholder	# of shares
LB I Group Inc.	3,300
Palisades Master Fund, L.P.	594
SDS Capital Group SPC, Ltd.	1,320
Alexandra Global Master Fund, Ltd.	1,650
Fursa Alternative Strategies LLC	1,980
CAMOFI Master LDC	660
Portside Growth and Opportunity Fund	660
RHP Master Fund, Ltd.	330
JGB Capital L.P.	241
Mark Salter	66

(21)	Shares issued in connection with the conversion of Series B Preferred as follows:

Selling Stockholder	# of shares
Palisades Master Fund, L.P.	5,940,000

(22)	Shares issued in connection with the conversion of Series B Preferred as follows:

Selling Stockholder	# of shares
Portside Growth and Opportunity Fund	1,730,000

(23)	Shares issued in connection with the conversion of Series B Preferred as follows:

Selling Stockholder	# of shares
Portside Growth and Opportunity Fund	20,000
JGB Capital L.P.	588,236

(24)	Shares issued in connection with the conversion of Series B Preferred as follows:

Selling Stockholder	# of shares
Portside Growth and Opportunity Fund	4,850,000

(25)	Shares issued in connection with the conversion of Series B Preferred as follows:

Selling Stockholder	# of shares
JGB Capital L.P.	294,118

(26)	Shares issued in connection with the conversion of Series B Preferred as follows:

Selling Stockholder	# of shares
JGB Capital L.P.	294,118

(27)	Shares issued in connection with the conversion of Series B Preferred as follows:

Selling Stockholder	# of shares
JGB Capital L.P.	294,118

(28)	Series B Preferred stock was issued at a second closing under the Recapitalization Agreement. The Series B Preferred have a stated value of $1,700 per share and are convertible into common shares at $0.17 per share. Series B Preferred were issued as follows:

Selling Stockholder	# of shares
LB I Group Inc.	605
Palisades Master Fund, L.P.	108
SDS Capital Group SPC, Ltd.	242
Alexandra Global Master Fund, Ltd.	302
Fursa Alternative Strategies LLC	363
CAMOFI Master LDC	121
Portside Growth and Opportunity Fund	121
RHP Master Fund, Ltd.	60
JGB Capital L.P.	44
Mark Salter	12

(29)	Shares issued in connection with the conversion of Series B Preferred as follows:

Selling Stockholder	# of shares
Portside Growth and Opportunity Fund	650,000

(30)	Shares issued in connection with the conversion of Series B Preferred as follows:

Selling Stockholder	# of shares
Portside Growth and Opportunity Fund	560,000

Voting Agreement

In connection with the Recapitalization Agreement, each holder of the Original Debentures (namely, LBI Group, Inc., Alexandra Global Master Fund, L.P., CAMOFI Master LDC, JGB Capital L.P., Fursa Alternative Strategies LLC, Palisades Master Fund, L.P., Portside Growth and Opportunity Fund, Mark Salter, SDS Capital Group SPC, Ltd., and RHP Master Fund, Ltd.) entered into a Voting Agreement with the Company and certain management stockholders of the Company (namely, Paul Soltoff, the Company’s Chief Executive Officer, Donald Gould, the Company’s Chief Financial Officer, and Eric Obeck, the Company’s former President), pursuant to which each party agreed to vote their shares for approval of an increase in the authorized number of shares of common stock of the Company to 500,000,000 shares, and, for a period of not less than three years, for the election of a specified slate of directors. Three of our directors, Vincent Addonisio, Paul Soltoff and Anthony Abate, were designated by the management stockholders, who have the right to designate successors to such directors, and the other two of our directors, Paul Dzera and Steve Marotta, were designated by the holders of the Original Debentures, who also have the right to designate successors to those two directors. The parties to the Voting Agreement beneficially own, in the aggregate, 67,376,540 shares of common stock of the Company.

Plan of Distribution

We are registering 14,578,417 shares of common stock to permit the resale of these shares of our common stock by the selling stockholders from time to time after the date of this prospectus. The registration of the common stock does not necessarily mean that any of the shares will be offered or sold by the selling stockholders under this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock.

The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares. Otherwise, all discounts, commissions or fees incurred in connection with the sale of common stock offered hereby will be paid by the selling stockholders. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We are not aware of any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock that have been entered into by the selling stockholders, nor are we aware of any underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Exchange Act, may apply to sales of our common stock and activities of the selling stockholders.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

We are permitted to suspend the use of this prospectus in connection with sales of the shares of our common stock offered under this prospectus by holders during periods of time under certain circumstances relating to pending corporate developments and public filings with the SEC and similar events.

Legal Matters

Holland & Knight LLP will opine upon the validity of the shares of common stock offered in this prospectus.

Experts

The consolidated financial statements of SendTec, Inc. appearing in SendTec, Inc’s Annual Report (Amendment No. 2 on Form 10-KSB/A) for the year ended December 31, 2007 incorporated by reference in this prospectus and registration statement have been audited by Gregory Sharer & Stuart, P.A., independent registered public accounting firm, as set forth in their report thereon, also incorporated by reference, in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated Statements of Operations, Stockholders’ Equity, and Cash Flows of SendTec, Inc. for the year ended December 31, 2006 appearing in SendTec’s 2007 Annual Report (Amendment No. 2 on Form 10-KSB/A) incorporated by reference in this prospectus and registration statement have been audited by Marcum & Kliegman LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that the Company must restructure its debt obligation or secure alternative financing as described in Notes 2 and 8 to the consolidated financial statements), also incorporated herein by reference, in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Notice Relating to this Prospectus

No dealer, salesperson, or other person has been authorized to give any information or to make any representation not contained in this prospectus, and, if given or made, such information and representation should not be relied upon as having been authorized by the Company or the selling shareholder. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this prospectus in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the facts set forth in this prospectus or in the affairs of the Company since the date hereof.

Where You Can Find More Information

The Company has filed this registration statement with the SEC. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. Some information is omitted from this prospectus in accordance with the rules of the SEC and you should refer to the registration statement and its exhibits for additional information. You may also find information about us at our website: www.sendtec.com. The contents of our website are not part of this registration statement and our Internet address is included in this document as an inactive textual reference only. Our Annual Report on Form 10-KSB, Quarterly Reports on Form 10-QSB and Form 10-Q, Current Reports on Form 8-K, and any amendments to those reports filed by us with the SEC pursuant to Sections 13(a) and 15(d) of the Exchange Act, are accessible free of charge through our website as soon as reasonably practicable after we electronically file those documents with, or otherwise furnish them to, the SEC. The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 107 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are also available to the public on the SEC’s Internet web site at http://www.sec.gov.

You should rely only on the information contained in this prospectus. Neither the Company nor any selling stockholder has authorized anyone to provide you with any information that is different from that contained in this prospectus. The information contained in this prospectus is accurate as of the date of this prospectus. You should not assume that there have been no changes in the affairs of the Company since the date of this prospectus or that the information in this prospectus is correct as of any time after the date of this prospectus, regardless of the time that this prospectus is delivered or any sale of the common stock offered by this prospectus is made. This prospectus is not an offer to sell or a solicitation of an offer to buy the shares covered by this prospectus in any jurisdiction where the offer or solicitation is unlawful.

Incorporation of Certain Documents by Reference

The SEC allows us to “incorporate by reference” the information that we file with it, meaning we can disclose important information to you by referring you to those documents already on file with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

1.	Our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007, filed with the SEC on April 9, 2008, as amended on Forms 10-KSB/A, filed on June 20, 2008 and August 20, 2008.

2.	The Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2008, filed with the SEC on May 15, 2008 (as amended on Form 10-Q/A, filed on August 20, 2008), and June 30, 2008, filed with the SEC on August 14, 2008.

3.	The Company’s Current Reports on Form 8-K filed with the SEC on January 10, 2008, March 27, 2008, March 28, 2008, April 9, 2008, April 16, 2008, May 15, 2008, June 17, 2008, August 5, 2008, and August 28, 2008.

4.	The description of the Company’s common stock contained in the Company’s Registration Statement on Form 8-A filed with the SEC on December 30, 2005.

We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, prior to the termination of the offering to which this prospectus relates.

You may request a copy of any of these filings, at no cost, by writing or calling us at the following address:

SendTec, Inc.

877 Executive Center Drive W., Suite 300

St. Petersburg, Florida 33702

(727) 576-6630

Indemnification of Directors and Officers

Our directors and executive officers are entitled to indemnification as expressly permitted by the provisions of the Delaware General Corporation Law, our Certificate of Incorporation and our By-Laws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.